Rosemary G. Reilly

+1 617 526 6633 (t)

+1 617 526 5000 (f)

rosemary.reilly@wilmerhale.com

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Epizyme, Inc.

400 Technology Square, 4th Floor

Cambridge, MA 02139

Attn: Jason Rhodes, Executive Vice President and Chief Financial Officer

617-229-5872

April 26, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Epizyme, Inc.
Registration Statement on Form S-1
Filed April 18, 2013
File No. 333-187982

Ladies and Gentlemen:

On behalf of Epizyme, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to comments contained in the letter dated April 19, 2013 (the “Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jason Rhodes, the Company’s Executive Vice President and Chief Financial Offer. The responses contained herein are based on information provided to WilmerHale by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

WILMER CUTLER PICKERING HALE AND DOOR LLP, 60 STATE STREET, BOSTON, MASSACHUSETTS 02109

Beijing    Berlin    Boston    Brussels    Frankfurt     London    Los Angeles    New York    Oxford    Palo Alto    Waltham    Washington

Securities and Exchange Commission Division of Corporation Finance April 26, 2013 Page 2

As noted below, the Company will, in connection with this letter, submit to the Staff under separate cover certain supplemental materials. The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to Rosemary G. Reilly, WilmerHale, 60 State Street, Boston, MA 02109.

On behalf of the Company, we advise you as follows:

General

1.	Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response:	The Company acknowledges the Staff’s comment. To the extent applicable, the Company has revised the disclosure in other portions of Amendment No. 1 in response to the Staff’s comments.

2.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:	The Company acknowledges the Staff’s comment and will provide all exhibits as soon as practicable.

3.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

Response:	The Company does not currently intend to include any additional graphics at this time other than those graphics included in Amendment No. 1. If the Company determines to include any other graphic in the prospectus, prior to its use the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have additional comments regarding this material.

Securities and Exchange Commission Division of Corporation Finance April 26, 2013 Page 3

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	In response to the Staff’s request, the Company has provided to the Staff on a supplemental basis all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. To the Company’s knowledge, no research reports about the Company were published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or, to the Company’s knowledge, will participate in the offering.

5.	We note that you submitted a confidential treatment request on March 25, 2013. We will provide any comments in relation to your confidential treatment request in a separate comment letter.

Response:	The Company acknowledges the Staff’s comment.

Summary, page 1

Our Strategy, page 2

6.	We note your reference to the expedited regulatory approval obtained by Zelboraf and Xalkori in 2011. Please revise your disclosure to indicate why you believe that your product candidates may be able to rely on a similarly expedited regulatory approval process. In the interest of balanced disclosure, please also revise your prospectus summary to highlight that there is significant uncertainty that your product candidates will obtain regulatory approval and that, in any event, your product candidates may not qualify for the fast-track designation, expedited review, or accelerated approval process relied upon by Zalboraf and Xalkori.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 71 of Amendment No. 1.

Securities and Exchange Commission Division of Corporation Finance April 26, 2013 Page 4

7.	Please define the term oral bioavailability as used in reference to the Phase 1/2 clinical trial for EPZ-6438.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 81 of Amendment No. 1.

Risks Associated with Our Business, page 5

8.	Please revise your disclosure to quantify the extent of losses you have incurred since inception in your prospectus summary.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 1.

9.	Please revise your risk discussion to highlight that the scientific evidence supporting the feasibility of your product candidates is both preliminary and limited. In addition, please also note that no other companies have conducted clinical trials of HMT inhibitors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 1.

Risk Factors, page 11

“If we fail to comply with our obligations in our intellectual property licenses…” page 27

10.	You state that your licensing and funding arrangements may impose certain obligations on you. Please revise your disclosure to clarify that you are currently subject to various obligations under your licensing and funding arrangements and briefly summarize these obligations in your risk factor.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 28 of Amendment No. 1.

Use of Proceeds, page 42

11.	Please expand your disclosure to indicate the approximate amount of proceeds you intend to use for each indicated purpose.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 1.

Securities and Exchange Commission Division of Corporation Finance April 26, 2013 Page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations Collaborations, page 49

12.	Please disclose the aggregate amount of milestone-based development payments associated with the Abbott agreement. This also applies to your disclosure on page F-32.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and F-30 of Amendment No. 1.

Stock-Based Compensation, page 53

13.	We have reviewed your stock-based compensation disclosures and have the following comments:

•	We note that you used an assumed cost of capital of 19 – 20% at each valuation date. Please tell us, and disclose the source used to determine the assumed cost of capital at each period.

•	Disclose how you determined the weighting given to no value to common for each valuation.

•	Please update the table on page 54 through the date of the amendment.

•

Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response:

The Company advises the Staff that for the February 2011 valuation, the cost of capital of 20% was calculated based on venture capital rates of return consistent with the Company’s stage of development and risk profile based on a study by Iain Cockburn and Josh Lerner, The Cost of Capital for Early Stage Biotechnology Ventures, Boston University (June 2009).

The Company further advises the Staff that for the April 2012 through April 2013 valuations, the cost of capital of 19% was calculated based on an industry weighted average cost of capital for biotechnology companies that recently completed initial public offerings. The computations use a size-adjusted capital asset pricing model (CAPM), assuming a risk-free rate of 4.0%, a market risk premium of 5.2%, and a size adjustment of 3.1%. Betas were sourced from Hoover’s Online by selecting all companies in the industry segment with a

Securities and Exchange Commission Division of Corporation Finance April 26, 2013 Page 6

market capitalization less than or equal to $250 million. The CAPM and basic input data, such as the long-term Treasury rate, market risk premium and size adjustment, were taken from Ibbotson Associates: Stocks, Bonds, Bills, and Inflation, pp. 156-168 and exclude the smallest and largest 5.0% of observed returns from the computation. The Company believes that the cost of capital is a well understood concept among investors and providing specific sources for the data may not be meaningful as the sources are publicly available.

In response to the first bullet of the Staff’s comment, the Company has revised the disclosure on pages 56, 57 and 58 of Amendment No. 1 to clarify that the Company used publicly available information as a source to determine the cost of capital.

In response to the second bullet of the Staff’s comment, the Company has revised the disclosure on pages 57, 58, 59 and 60 of Amendment No. 1 to disclose how it determined the weighting given to the no value to common stock scenarios.

In response to the third bullet of the Staff’s comment regarding the table on page 54 of the Registration Statement, the Company has revised the disclosure on page 54 of Amendment No. 1. The Company supplementally advises the Staff that it has not granted any options since the date of the initial filing of the Registration Statement on April 18, 2013.

In response to the fourth bullet of the Staff’s comment, the Company acknowledges that the Staff may have additional comments related to the valuations once the estimated offering price becomes known. In response to the Staff’s comment regarding the quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance, the Company will complete the requested disclosure when an estimated offering price is known and disclosed in an amendment to the Registration Statement.

Financial Overview and Results of Operations for the Years Ended December 31, 2011 and 2012 Research and Development, page 60

14.	Please disclose the total costs incurred to date for EPZ-5676 and EPZ-6438, respectively.

Securities and Exchange Commission Division of Corporation Finance April 26, 2013 Page 7

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 65 of Amendment No. 1.

The Company supplementally advises the Staff that the Company’s discovery and research efforts related to its DOT1L and EZH2 targets began in the fourth quarter of 2008 and the first quarter of 2009, respectively. However, the Company did not maintain program-specific external cost information until the first quarter of 2010. As a result, the Company is not able to provide, with any degree of certainty, total external costs incurred prior to January 1, 2010 related to EPZ-5676 and related DOT1L programs and EPZ-6438 and related EZH2 programs.

Business, page 66

EPZ-5676—DOT1L Inhibitor—

Phase 1 Clinical Trial, page 73

15.	You state that the Phase 1 trial is not powered to show results with statistical significance. Please expand your disclosure to discuss the reliability of your results in light of this limitation.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 1.

Preclinical Studies, page 73

16.	Please expand your disclosure to clarify:

•	the number of subjects in the vehicle and dose 2 groups; and

•	the number of subject[s] in the dose 2 group that experienced tumor stasis of up to seven days past the discontinuation of drug treatment.

Please also revise your chart to clarify that the subjects in the dose 2 group received 35 mg/kg per day of EPZ-5676, not 25 mg/kg.

Response:	In response to the Staff’s comment, the Company has revised the disclosure and table on page 79 of Amendment No. 1.

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EPZ-6438—EZH2 Inhibitor

Planned Phase 1/2 Clinical Trial, page 75

17.	You state that neither of these clinical trials will be powered to show results with statistical significance. Please expand your disclosure to discuss the reliability of your results in light of this limitation.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 1.

Preclinical Studies, page 76

18.	Please expand your disclosure to clarify the number of subjects in the three subject groups.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 1.

HMT Collaborations, page 77

19.	In your discussion of each of the Celgene, Eisai, and GSK agreements, please clarify the term of the agreement by specifying the minimum number of years following the first commercial sale after which the royalty term for a given product expires. We note that you have requested confidential treatment for this information in the agreements cited. However, the duration of an agreement represents material information necessary for an investor’s understanding of the agreement’s terms and obligations. Because the duration of the royalty obligation is directly related to the term of these agreements, we would also view this as material information which must be disclosed in the registration statement. Please revise your disclosure accordingly.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 87 and 88 of Amendment No. 1.

Eisai, page 79

20.	In your description of your agreement with Eisai on page 79, you state that you received $9.5 million in research funding, but on page F-23, you state that you recorded $11.3 million. Please reconcile these statements.

Response:	The Company has revised the disclosure on page 86 of Amendment No. 1 to update the amount of cash

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payments received for the first quarter. The Company supplementally advises the Staff that the difference between the cash received and the amount reported as research funding on page F-25 of Amendment No. 1 is an account receivable from Eisai as of the specified date.

GlaxoSmithKline, page 80

21.	Please revise your disclosure to describe the circumstances in which you could be required to pay royalties to GSK based on annual net sales of your products. Please also provide an estimate of the range of royalties you may be required to pay within a 10% range.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 1.

Abbott, page 81

22.	Please expand your description of your agreement with Abbott to include:

•	the amount of the upfront payment; and

•	the aggregate milestone payments to be made over the term of the agreement.

We note that you have requested confidential treatment for the individual milestone-based payments that you may be required to pay Abbott. In this regard, please note that our comment requests disclosure of potential milestone obligations on an aggregate basis, not on an individual basis.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1.

Roche, page 81

23.	Please expand your description of your agreement with Roche to include:

•	the amount that Eisai will be entitled to deduct from future royalties to you as a result of its funding payments to Roche; and

•	the aggregate potential milestones that may be paid to Roche and the pro rata amount of such milestone payments that you may become obligated to fund.

Securities and Exchange Commission Division of Corporation Finance April 26, 2013 Page 10

We note that you have requested confidential treatment for the individual milestone-based payments that you may be required to pay Roche. In this regard, please note that our comment requests disclosure of potential milestone obligations on an aggregate basis, not on an individual basis.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1.

UNC In-Licensed Portfolio, page 84

24.	Please expand your description of your agreement with UNC to disclose:

•	payments made to date;

•	the range of potential royalties you may be obligated to pay on net product sales of screening method technologies and related products;

•	the duration of the agreement; and

•	any termination provisions.

In addition, you state that the royalties payable to UNC do not relate to your current product candidates. Please clarify whether, and if so, how, the intellectual property you have licensed from UNC relates to your current product candidates.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 92 of Amendment No. 1.

Description of Capital Stock, page 122

25.	Please expand your disclosure to include the approximate number of holders of each class of common equity of the registrant as of the latest practicable date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 1.

26.	Please expand your disclosure to indicate the voting threshold for matters besides election of directors that may be voted on by holders of shares of your common.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 1.

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7. Redeemable Convertible Preferred Stock

Conversion, page F-17

27.	You indicate that the preferred shares are subject to certain antidilution adjustments, such as upon certain defined dilutive issuances of common stock or common stock equivalents. Please clarify for us and in your disclosure the nature [of] all the antidilution adjustments associated with your preferred shares, and the accounting impact, if any such adjustments have or will have on your shares.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-19 and F-20 of Amendment No. 1.

The Company supplementally provides the Staff with the following information related to its redeemable convertible preferred stock (the “Preferred Stock”):

Each share of each series of the Company’s Preferred Stock is convertible into a number of shares of common stock pursuant to a defined conversion ratio. These ratios are subject to adjustment in the event the Company issues additional shares of common stock or securities convertible into common stock (the “common stock equivalents”), in certain circumstances, without receiving consideration or for consideration per share less than the applicable conversion price of a series of the Preferred Stock. In such a circumstance, the conversion ratio(s) may be adjusted on a customary weighted average basis. The following issuances of additional shares of common stock or common stock equivalents are excluded from these antidilution provisions and therefore would not result in an adjustment to the conversion ratio(s):

•   shares issued as a dividend or distribution on Preferred Stock;

•   shares issued as a result of a dividend, distribution or stock split on the common stock;

•   shares issued pursuant to the Company’s equity incentive plans or any similar compensation arrangements approved by the Company’s Board of Directors;

•   shares issued upon the exercise of an option to acquire common stock or a convertible security or upon the exchange or conversion of any convertible security;

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•   shares issued to banks, equipment lessors or other financial institutions or to real property lessors pursuant to a transaction approved by the Company’s Board of Directors;

•   shares issued pursuant to an acquisition, reorganization or joint venture agreement approved by the Company’s Board of Directors;

•   shares issued or issuable in a qualified initial public offering or an initial public offering prior to or in which all Preferred Stock is converted to common stock;

•   shares issued in connection with research, collaboration, license or similar agreements approved by the Company’s Board of Directors; and

•   shares issued in connection with a transaction approved by holders of at least 50.1% of the outstanding shares of Preferred Stock voting as a single class (the “Required Holders”).

The antidilution provisions may be waived by the holders of the percentage of outstanding shares of the applicable series specified in the certificate of incorporation.

The Company has evaluated the terms of its Preferred Stock and determined that the antidilution feature, as a component of the conversion feature of such Preferred Stock, does not require separate accounting. This determination was based on an analysis of each series of its Preferred Stock.

The Company has determined that shares of its Preferred Stock are hybrid instruments. A hybrid instrument consists of a host contract, in this case the Company’s Preferred Stock, and an embedded feature. Pursuant to Accounting Standards Codification (“ASC”) 815-15-25-1(a), an embedded feature does not require bifurcation if the feature is clearly and closely related to the host contract. Therefore, the nature of the host contract must be determined to assess whether any embedded features are clearly and closely related.

The Company has evaluated each series of its Preferred Stock and determined that each series should be considered an “equity host” and not a “debt host.” The Company’s analysis followed the “whole instrument approach” which compares an individual feature against the entire preferred stock instrument that includes the feature. ASC 815-10-S99-3A states that the existence or omission of any single term or feature is not

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necessarily determinative of the economic characteristics and risks of the host contract. The Company’s analysis considered the economic characteristics and risks, and, more specifically, evaluated all of the stated and implied substantive terms and features of the Preferred Stock including:

•   whether the Preferred Stock includes redemption features and how and when any redemption features can be exercised;

•   whether the holders of Preferred Stock are entitled to dividends;

•   the voting rights of the Preferred Stock;

•   the existence and nature of any conversion rights;

•   whether there are any protective covenants; and

•   whether the holders of the Preferred Stock have representation on the Board of Directors.

The following outlines the Company’s analysis of the key features of its Preferred Stock:

•   Redemption rights. The Company concluded these rights are neutral on the spectrum of debt-like versus equity-like as they only allow for redemption at the election of the Required Holders after the passage of a defined period of time (i.e., redemption is not mandatory).

•   Dividend rights. The Company concluded these rights are more equity-like than debt-like as they allow for participation in any dividends, when and if declared by the Board of Directors, but offer no guarantee to dividends.

•   Voting rights. The Company concluded that these rights are more equity-like than debt-like as they provide for holders of Preferred Stock to vote with common stockholders on an “as converted” basis.

•   Conversion rights. The Company concluded that the mandatory conversion provisions in the event of a qualified public offering and the conversion provisions at the option of the holders of the Preferred Stock are more equity-like.

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•   Protective covenants. The Company concluded that the protective covenants, in this case the antidilution protection provisions, are neutral on the spectrum of equity-like versus debt-like, due to the limited protections provided.

•   Board of Directors representation. Holders of Preferred Stock are entitled to elect five directors of the Company. The Company determined that this right is more equity-like than debt-like.

As the majority of the features of the Company’s Preferred Stock are equity-like, the Company concluded that its Preferred Stock is an “equity host.” The Company then evaluated whether the embedded conversion option within the Preferred Stock was clearly and closely related to the host instrument. The “clearly and closely related” evaluation generally refers to a comparison of the economic characteristics and risks of the embedded feature to those of the host instrument. Generally, the underlying characteristic which causes the value of the embedded feature to fluctuate must be related to the inherent economic nature of the host instrument to be considered clearly and closely related to the host instrument. If the economic characteristics and risks of the embedded feature are clearly and closely related to the economic characteristics and risks of the host contract, ASC 815 does not permit bifurcation of the feature. Most commonly, the economic characteristics and risks of a conversion option embedded in a stock instrument are considered clearly and closely related to an equity host as its value is influenced principally by the underlying equity security’s fair value. Therefore, bifurcation would not be required.

The Company evaluated the inherent economic characteristics and risks of the conversion option embedded in its Preferred Stock, including the feature that provides for an adjustment to the conversion ratios in certain, limited circumstances. The Company concluded that the economic characteristics and risks of the conversion option are influenced by the underlying Preferred Stock’s value, and, as a result, the conversion option is considered clearly and closely related to the Preferred Stock and does not require bifurcation.

The Company also notes that the conversion price for each series of Preferred Stock was higher than the estimated fair value of the Company’s common stock on the date of issue. Accordingly, the Company has concluded that there was no beneficial conversion feature on the date of issue. In addition, the antidilution provision may contingently trigger a beneficial conversion feature if it results in the conversion feature being “in the money” upon adjustment. However, there has been no adjustment to the conversion prices of the Preferred Stock to date, and therefore no accounting impact from the antidilution provisions to date.

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9. Collaborations, page F-20

28.	For each of your agreements, please provide the inputs, assumptions, and methods used to determine the relative selling price, as required under ASC 605-25-50-2e. The current disclosures solely address the factors considered in your analysis.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of Amendment No. 1 relating to its collaboration with Celgene.

ASC 605-25-50-2e requires a discussion of the significant factors, inputs, assumptions and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables. The Company supplementally advises the Staff as follows with respect to its two other therapeutic collaborations:

GSK

Each of the exclusive licenses was delivered concurrently at the end of the selection term, and the research services related to each license are being performed concurrently over the research term that ends in January 2015. Accordingly, revenue for each combined unit of accounting, comprised of an exclusive license and related research services, will be recognized ratably over the research term, and the revenue recognition for each unit of accounting is identical. Therefore, it was not necessary to allocate the arrangement consideration using the relative selling price method, and the Company did not estimate the selling prices of the individual deliverables included in the collaboration. As such, the disclosure guidance in ASC 650-25-50-2e is not applicable in this circumstance.

Eisai

The deliverables under the Company’s collaboration with Eisai include a license to a single target and research services to be provided over the specified research period. The Company has determined that the license

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does not have standalone value apart from the research services and is accounting for the collaboration as one combined unit of accounting. Accordingly, there is no requirement to allocate the arrangement consideration using the relative selling price method, and therefore the Company did not estimate the selling prices of the individual deliverables included in the collaboration. As such, the disclosure guidance in ASC 650-25-50-2e is not applicable in this circumstance.

29.	Your current disclosure aggregates the development and regulatory milestone payments associated with your agreements with Celgene, Eisai and GlaxoSmithKline. Please revise your disclosure to describe each substantive milestone and the related contingent consideration. Refer to ASC 605-28-50-2b.

Response:

ASC 605-28-50-2 outlines the disclosure requirements for revenue arrangements that include milestone consideration:

“For each arrangement that includes milestone consideration accounted for in accordance with the guidance in this Subtopic, an entity shall disclose all of the following in the notes to financial statements:

a.      A description of the overall arrangement

b.      A description of each milestone and related contingent consideration

c.      A determination of whether each milestone is considered substantive

d.      The factors that the entity considered in determining whether the milestone or milestones are substantive

e.      The amount of consideration recognized during the period for the milestone or milestones.”

The Company’s collaborations with Celgene, Eisai and GSK include, in the aggregate, more than 60 individual milestones and, depending on the number of licenses to available targets delivered to Celgene, that number could approach 100. With respect to the requirements of ASC 605-28-50-2b, the Company has disclosed in Footnote 9, Collaborations, the next potential milestone for each collaboration and the associated contingent payment. In addition, the Company has disclosed information related to the remaining milestone consideration that may be earned under each collaboration, categorized into two groupings: (i) research, development

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and regulatory milestones and (ii) sales-based milestones, representing (A) milestones that are at risk at each development phase prior to regulatory approval and (B) milestones that are at risk as to the successful commercialization of the related product candidate. The Company respectfully advises the Staff that its disclosure approach was designed to help investors focus on the milestones that have the potential to impact the Company’s operations in the near term, which the Company believes represent the material milestones. The Company believes this disclosure approach is consistent with the requirements of ASC 605-28-50-2b based on the factors described in the remainder of this response.

While ASC 605-28-50-2b requires a description of each milestone and related contingent consideration included in an arrangement, the Company believes the Financial Accounting Standards Board intended for companies to apply materiality considerations, including quantitative and qualitative factors, when complying with these requirements. Certain potential future milestones are quantitatively material to the Company’s operations at the present time, based solely on the amount of the milestone. However, when the probability of achieving such milestones and the timing of future achievement is considered, these future milestones, individually, are not material to the Company, its operations or the readers of the financial statements until such time as the milestone is more likely to occur in the near term. The Company therefore believes that individual disclosure should be provided for material milestones (i.e., those milestones that are likely to have a potential impact on the Company in the near term) while disclosure of the remaining immaterial milestones on an aggregate basis is appropriate. The Company believes such an approach is consistent with the requirements of ASC 605-28-50-2b and also directs the attention of readers of the financial statements to the most material information, avoiding the potential confusion, information overload and unrealistic expectations that are likely to occur if readers of the financial statements are provided with details of each future milestone regardless of the probability of achievement and potential timing of achievement.

The Company is still in the early stages of development of its product programs, with only one such product candidate, EPZ-5676, having reached Phase 1 clinical testing as of December 31, 2012. As a result, as of December 31, 2012, the Company had only realized achievement of six of the more than 60 potential milestones under its collaborations. The

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amount of time necessary to reach each potential milestone is uncertain, and the achievement of any milestone is highly contingent on a number of factors, most of which, by the nature of drug discovery, are not within the Company’s control and may not be achieved regardless of the amount of time, money or effort contributed to achieving the milestone. As a result, despite the Company’s internal research and development plans for each of its programs, the Company cannot, with any degree of reasonable accuracy, predict if or when any of the milestones under its collaborations will be achieved until the activities related to the milestone are complete or substantially complete.

Further, each of the milestones in the research, development and regulatory category result from the progress of discovery and development through a predetermined regulatory approval process and thus have gating features, whereby subsequent milestones will not be achieved if the next potential milestone is not achieved. Disclosure of the details of all potential future milestones would likely be confusing and could provide investors or potential investors with unrealistic expectations of future revenues because an investor would not have a basis to form an opinion on the likelihood or timing of achievement of any given milestone since the factors that determine whether a milestone is likely to be achieved are (i) not always known, (ii) not always in the Company’s control and (iii) substantially at risk at all phases of development. Because the Company’s focus is on achieving the next gating milestone, the information that is material to an investor or potential investor is this next potential milestone. Ultimately, because of this gating structure, the probability of achieving subsequent milestones, until the achievement of the next potential milestone is assured, cannot be determined with any reasonable degree of certainty.

Additionally, if the Company were to provide disclosure of individual milestones without regard to materiality, in order to avoid misleading disclosure and for readers of the financial statements to understand fully the probability of achievement of each future milestone, the potential timing of achievement of each milestone and the importance of each milestone to the Company and the agreement as a whole, the Company would need to provide supplemental forward-looking information for each milestone and contingent payment in the footnotes to the financial statements. The disclosure of such speculative, forward-looking information goes significantly beyond the purpose of the footnotes to the

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financial statements, which is to provide actual historical information. Such forward-looking information would present significant difficulties for the Company’s independent auditors, and the Company would have no safe harbor protection with respect to such statements in the footnotes to the financial statements. Further, because of the nature of drug discovery, despite the Company’s intentions related to development, there are numerous factors outside of the Company’s control that could interfere with the Company’s plans to progress through development and to achieve these milestones, and these factors are not predictable or capable of being audited.

As a result of these factors, the Company believes that disclosing the next potential milestone for each collaboration provides the reader of the financial statements with meaningful information relative to the Company’s business that is reasonably likely to have an impact in the nearer term, though any achievement of such milestones may be more than one year away. Because the next potential milestone is the closest in time to achievement, the Company and its investors have greater visibility regarding progress toward achievement of such milestones. Further, disclosures in the Business and Management’s Discussion and Analysis sections of the Registration Statement discuss the Company’s recent progress and near-term development plans in achieving its next potential milestone. Focusing the attention of the reader of the financial statements on this next potential milestone aligns this disclosure with the other research and development disclosures throughout the Registration Statement, which are the developments that the Company believes are the most critical at any point in time.

By aggregating the potential future milestones into the categories of (i) research, development and regulatory milestones and (ii) sales-based milestones, the Company believes it is providing readers of the financial statements with an understanding of the full scope of the collaboration as well as characterizing the amounts of such milestones that are (x) individually contingent upon the Company, together with its collaboration partner(s) in certain instances, successfully completing development, testing and approval phases and (y) contingent upon commercialization of any resultant product candidate which is largely outside of the Company’s control as the Company generally is not obligated to participate in commercialization efforts which impact the sales-based milestones of its collaborations.

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30.	For each of your agreements, please clarify whether there are any joint steering committees, and if so, why you concluded that they were not deliverables and revise your disclosure as necessary.

Response:

The Company advises the Staff that the Company’s collaborations with Celgene, Eisai and GSK each include a right to participate in a joint steering committee or similar committees. While the specific responsibilities of these committees and the phases of research and development to which these committees apply vary based on the contractual terms of each collaboration, the terms generally provide that:

•   the purpose of each committee is generally to provide oversight, monitoring of progress, review of information and a forum for the exchange of information;

•   the committee(s) consists of an equal number of representatives from each of the Company and the applicable collaboration partner;

•   each member of such committee has one vote for any decision making and a consensus is required in all decision making, with any decisions subject to committee vote generally limited to the guidelines of existing research, development and/or commercialization plans under the collaboration agreement;

•   the right(s) to elect chairpersons for each committee is generally shared between the Company and the applicable collaboration partner; and

•   the committee(s) meets once per quarter during the relevant phase(s) of research and development.

The Company does not believe its participation on any such committee represents a deliverable, but instead, believes such participation represents a protective right. These committees’ functions are primarily that of governance, dispute resolution, oversight and information sharing. The Company does not provide any unique skills or expertise through its participation on such committees that (i) is not otherwise provided as part of the Company’s performance pursuant to the other deliverables in the collaborations or (ii) if not provided, would prevent the collaboration partner from deriving the benefit of the delivered items under the collaboration. In addition, the collaboration agreements do not provide any specific penalties for the Company’s failure to participate on any such

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committee, and the Company believes it would not have caused any of the fees under the collaborations to vary by more than an insignificant amount if participation in these committees were to have been excluded from the collaborations. Based on consideration of these factors, the Company has concluded that its participation on joint steering or similar committees do not represent deliverables.

Notwithstanding this conclusion, the Company respectfully advises the Staff that, in the case of the GSK and Eisai collaborations, the Company’s participation in such committees matches the period of the Company’s performance obligations pursuant to the deliverables in the collaboration and, therefore, the period over which the Company is recognizing the respective upfront fees as revenue. Accordingly, the Company’s revenue recognition for the GSK and Eisai collaborations would not be impacted by a conclusion that participation on these committees is a deliverable.

As it relates to the Celgene collaboration, the Company’s participation in such committees could extend beyond the period of the Company’s performance obligations pursuant to the deliverables in the collaboration. However, that is only expected to be the case as it relates to the Company’s participation in the joint development, commercialization and patent committees. Further, the Company does not believe that it will provide expertise as a result of its participation in the joint development, commercialization and patent committees that cannot be obtained elsewhere in the marketplace due to the Company’s limited experience to date in these areas. The Company has estimated the selling price for services to be provided in connection with its participation on the joint development, commercialization and patent committees under the Celgene collaboration to be approximately $0.4 million in the aggregate based on the Company’s best estimate of selling price. This amount would not materially change either the allocation of arrangement consideration to the identified deliverables under the Celgene collaboration or the revenue recognition with respect to those deliverables. Accordingly, the Company’s revenue recognition for the Celgene collaboration would not be materially impacted by a conclusion that participation on these committees is a deliverable.

As a result of its determination that its participation in any joint steering committees or similar committees under its collaborations does not represent a deliverable, the Company has not made any specific disclosures in the footnotes to its financial statements regarding its right to participate in joint steering committees or similar committees under its collaborations.

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31.	With respect to your agreements with Celgene and Eisai, you indicate that the licenses do not have standalone value apart from the related research services due to the limited economic benefit that these parties would derive if they did not obtain the research services. Please clarify what is meant by “limited economic benefit”, and address whether the license has value on a standalone basis using the criteria described in ASC 605-25-25-5a.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-22, F-25 and F-27 of Amendment No. 1.

ASC 605-25-25-5a specifies that a delivered item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s). In evaluating these criteria, the Company also considered the remarks of the Staff at the 2009 AICPA National Conference on Current SEC and PCAOB Developments, on December 7, 2009, which provide an example of a license for technology to be used in the development of a new drug that might have standalone value in certain circumstances, even if the vendor does not sell the item separately and the customer is contractually restricted from reselling the license. The Staff acknowledged in its remarks that the license described in its example, which was sold with research and development services, could have standalone value if, for instance, the research and development services are not proprietary and other vendors provide the research and development services necessary to derive value from the technology, as this indicates the customer could have purchased the license on a standalone basis. The Company believes the example provided by the Staff in its remarks is applicable to its evaluation of the identified deliverables and related units of accounting in the Celgene and Eisai agreements.

With respect to the Company’s collaborations with Celgene and Eisai, the subject of the license(s) granted to each collaboration partner is the Company’s unique, proprietary technology that is not sold separately by any other vendor. Further, during certain periods under each

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collaboration, the Company provides unique research services that are not available from other vendors. Specifically, the Company brings focused expertise and is an established leader in oncology drug discovery efforts for a specific subset of epigenetic targets known as histone methyltransferases (HMTs). In addition, the Company owns a unique and proprietary platform that enables the discovery of novel small-molecule inhibitors of HMTs. Accordingly, neither Celgene nor Eisai have the ability to derive value from their respective license(s) without also receiving certain of the related research services. Although Celgene and Eisai have the right to sublicense (i.e., resell) their respective licenses, they would not be able to do so on a standalone basis, as any sublicensee would also require certain of the related research services, which are provided only by the Company, in order to derive value from the licenses. Therefore, the licenses would have “limited economic benefit” to Celgene and Eisai without certain of the related research services. Therefore, the Company concluded, at the inception of these collaborations, that the licenses do not have standalone value apart from the related research services.

In assessing whether the license(s) have value to Celgene or Eisai on a standalone basis at the inception of the collaborations, the Company considered the following factors:

•   Customer experience — The amount of experience that the customer has in conducting therapeutic research on HMT targets.

•   Customer capabilities — The customer’s internal know-how as well as specialized molecular tools or technical capabilities that are needed to advance HMT development candidates.

•   Nature/type of product — Epigenetics is a new field of research and is at an early stage of development. The Company’s focus is on HMTs, a class of epigenetic enzymes. Except for its own product candidates, the Company does not know of any other HMT inhibitor product candidates in clinical development or on the market today.

•   Stage of development — At the inception of the collaborations, the product candidates under each license were in a very early stage of development (preclinical development).

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•   Other resources — The customer’s ability to obtain the specialized HMT research services through other resources, such as third parties.

Based on the above facts, the Company concluded that the licenses delivered to Celgene and Eisai at the inception of the respective collaborations do not have standalone value from certain of the related research services.

32.	Please tell us why you concluded it is appropriate to distinguish that the post IND research services have been accounted for as separate units of accounting which have standalone value upon delivery, and why such services are not combined with the research services provided before IND effectiveness.

Response:	The Company advises the Staff that the license delivered to Celgene does not have standalone value from the undelivered pre-IND research services and, accordingly, the license delivered to Celgene and the undelivered pre-IND research services have been accounted for as a single combined unit of accounting. However, the license provided to Celgene and the pre-IND research services, once delivered, have standalone value from the remaining undelivered post-IND research services because the Company believes that Celgene has the experience and resources to develop the product candidates once such product candidates enter the clinical stage. Although the Company’s specialized skills and know-how related to HMT inhibitors is needed for preclinical development, Celgene has demonstrated experience in clinical management for cancer therapies. Accordingly, in evaluating the post-IND research services, the Company considered that such services were distinct from the pre-IND research services and met the separation criteria included in ASC 605-25-25-5 in that Celgene could derive value from the delivered license without the post-IND research services. In making this determination, the Company considered that Celgene could provide the necessary post-IND research services. Accordingly, the Company concluded that the post-IND research services should be accounted for as a separate unit of accounting.

33.

With respect to the Celgene agreement, you indicate that there is no contractual limit to the number of licenses to available targets, and that the number of selected targets is not known. Please tell us how you determined the option exercise fee included in the total allocable arrangement consideration is fixed and determinable and disclose such amount. Refer to ASC 605-25-30-1.

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Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of Amendment No. 1.

ASC 605-25-30-1 specifies that the amount of total arrangement consideration must be fixed or determinable other than with respect to the impact of either of the following: (i) any refund rights or other concessions (collectively referred to as “refund rights”) to which the customer may be entitled, or (ii) performance bonuses to which the vendor may be entitled.

As described in Footnote 9, Collaborations, the option to obtain licenses to available targets was not considered substantive. Accordingly, the Company concluded the option exercise fees did not represent performance bonuses and should be considered a part of the total arrangement consideration for purposes of allocating such consideration to the identified deliverables to the extent Celgene is expected to exercise its option to obtain licenses to available targets.

Rule 83 Confidential Treatment Request by Epizyme, Inc. Request #1

The Company respectfully advises the Staff that although there is no contractual limit to the number of licenses to available targets, there is a practical limit to the number of available targets that Celgene may choose to license during the option period based on the number of available targets currently being developed and the stage of development of those targets. Further, although the number of targets that Celgene may choose to license during the option period is not known, the Company believes that it is reasonably determinable and the option exercise fee for each selected target is fixed per the terms of the agreement. Celgene maintains exclusive rights to the available targets during the option period and must exercise its option to obtain a license to an available target prior to the effectiveness of an IND for an HMT inhibitor directed to such available target. Further, the Company is solely responsible for funding research and development activities for an available target through the effectiveness of the first IND for an HMT inhibitor directed to such target. For these reasons, the Company believes Celgene would not exercise an option to license an available target until the earlier of IND effectiveness or the end of the option period in order to mitigate, to the fullest extent possible in the circumstances, the risk associated with the available target. After considering the number of available targets currently being developed and the stage of development of those targets, the Company

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believes it has a reasonable basis for estimating the number of available targets where an HMT inhibitor directed at that target has the possibility of achieving IND effectiveness during the option period. The Company has determined that it is reasonable to conclude that Celgene would exercise its option and obtain licenses to [**] available targets during the option period and has therefore included [**] in the allocable arrangement consideration, based on a fixed option exercise fee of [**] for each target selected.

Epizyme, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Jason Rhodes, Executive Vice President and Chief Financial Officer, Epizyme, Inc., 400 Technology Square, 4th Floor, Cambridge, MA 02139, telephone 617-229-5872, before it permits any disclosure of the bracketed information contained in Request #1.

ASC 605-25-30-5 limits the amount of consideration allocated to the delivered units that are contingent upon the delivery of additional items. The Company supplementally advises the Staff that the total arrangement consideration allocated to the DOT1L license and related research services of $46.6 million, as described in Note 9, Collaborations, does not exceed the upfront consideration of $68.0 million received at the collaboration inception.

34.	With respect to your remaining DOT1L research services in which you determined that there were two separate units of accounting, please address the following:

•	Quantitatively disclose the estimated period in which you are recognizing revenue for each unit of accounting.

•	Tell us why the estimated revenue recognition periods are ending at the completion of the Phase 1 clinical trial for the first and estimated IND effectiveness for the second.

•

Revise your disclosure to clarify what performance obligation you have after the above events occur. Your disclosure in the last paragraph of page F-20 implies that you will be continuing to develop candidates after the events.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of Amendment No. 1 to quantitatively disclose the estimated period in which the Company is recognizing revenue for each unit of accounting.

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As described in Note 9, Collaborations, the Company determined that its obligation to provide DOT1L research services subsequent to the achievement of IND effectiveness for its lead product candidate for DOT1L, EPZ-5676, represented two separate units of accounting:

1.      Research services to be provided in connection with its lead product candidate for DOT1L subsequent to IND effectiveness; and

2.      Research services to be provided in connection with other potential DOT1L product candidates prior to IND effectiveness.

With respect to its lead product candidate for DOT1L, the Company is obligated, under the terms of the Celgene collaboration, to conduct and solely fund development of the lead product candidate until the completion of Phase 1 clinical trials. After the completion of Phase 1 clinical trials, the Company and Celgene expect to continue to co-develop and co-fund the product candidate, with each party obligated to solely fund territory-specific development costs for its territory(s). This potential right to participate in this phase of product candidate development was determined by the Company to be a contingent deliverable at the collaboration inception due to the substantial clinical uncertainty that existed at collaboration inception as to the success of the product candidate in planned Phase 1 clinical trials. Accordingly, the Company has determined that the revenue recognition period for the post-IND research services related to the lead product candidate for DOT1L should end upon the completion of the Phase 1 clinical trial. The Company has estimated this period, from IND effectiveness to the completion of Phase 1 clinical trials, to be 17 months. Because of the level of uncertainty inherent in pharmaceutical development, the Company’s estimate of completion of the Phase 1 clinical trial is subject to change. In the event of a change to this estimated period, the Company will adjust its revenue recognition accordingly.

With respect to the other potential DOT1L product candidates, the Company is obligated, under the terms of the Celgene collaboration, to conduct and solely fund development of any product candidate until IND effectiveness. After the achievement of IND effectiveness, if any, the Company and Celgene expect to continue to co-develop and co-fund any such product candidate(s), with each party obligated to solely fund territory-specific development costs for its territory(s). The potential right to participate in this phase of product candidate development was determined by the Company to be a contingent deliverable at the collaboration inception due to the substantial clinical uncertainty that

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existed at collaboration inception as to another DOT1L product candidate achieving IND effectiveness. Accordingly, the Company has determined that the revenue recognition period for the research services related to any subsequent product candidate(s) for DOT1L should end upon the achievement of IND effectiveness. This period, from contract inception (April 2, 2012) to achievement of IND effectiveness for another DOT1L product candidate, has been estimated by the Company to be 37 months. Because of the level of uncertainty inherent in pharmaceutical development, the Company’s estimate of the date of achievement of IND effectiveness for another DOT1L product candidate is subject to change. In the event of a change to this estimated period, the Company will adjust its revenue recognition accordingly.

In response to the third bullet point of the Staff’s comment, the Company has revised the disclosure on page F-22 of Amendment No. 1 to provide additional disclosure to clarify the Company’s performance obligations subsequent to the completion of the Phase 1 clinical trial for the lead product candidate for DOT1L and the achievement of IND effectiveness for any subsequent DOT1L product candidate(s).

Item 16. Exhibits and Financial Statement Schedules, page II-3

35.	Please file the form of lock-up agreement as an exhibit to your registration statement.

Response:	The Company advises the Staff that the form of lock-up agreement signed by the Company’s directors, officers and stockholders will be filed as an exhibit to the underwriting agreement to be filed as Exhibit 1.1 to the Registration Statement.

*                *                 *

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ ROSEMARY G. REILLY

Rosemary G. Reilly

Securities and Exchange Commission Division of Corporation Finance April 26, 2013 Page 29

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